Exhibit 23.15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-222501 of American Midstream Partners, LP of our report dated March 9, 2017, relating to the consolidated financial statements of Southcross Energy Partners, L.P. and subsidiaries (the “Partnership”) as of and for the years ended December 31, 2016 and 2015 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Partnership obtaining a commitment from Southcross Holdings LP to assist the Partnership in maintaining compliance with the terms of its debt covenants) appearing in the Annual Report on Form 10-K of Partnership for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

February 9, 2018